# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Millrose Properties, Inc., CIK 0002017206
CUSIP: 601137102
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 600 Brickell Avenue, Suite 1400, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 02/07/2025
Filed by CIK 0000931318
Persons authorized to receive notices and communications: David M. Seifer, Esq., Bilzin Sumberg Baena Price & Axelrod LLP, 1450 Brickell Avenue, 23rd Floor, Miami, Florida (FL), 33131, 305-350-2427

## Reporting persons
- LMM Family Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 10,816,805; sole dispositive power 0; shared dispositive power 10,816,805; aggregate amount beneficially owned 10,816,805 (6.5% of the class)
- MP Alpha Holdings LLLP (CIK 0000931318): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 10,543,663; sole dispositive power 0; shared dispositive power 10,543,663; aggregate amount beneficially owned 10,543,663 (6.4% of the class)
- The Miller Charitable Fund, LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 273,142; sole dispositive power 0; shared dispositive power 273,142; aggregate amount beneficially owned 273,142 (0.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Millrose Properties, Inc.
Address of issuer's principal executive offices: 600 Brickell Avenue, Suite 1400, Miami, Florida (FL), 33131

## Item 2. Identity and Background
Name of person filing: The persons filing this Statement are LMM Family Corp. ("LMM"), MP Alpha Holdings LLLP, ("MP Alpha Holdings") and The Miller Charitable Fund, LLLP ("Miller Charitable Fund", together with LMM and MP Alpha Holdings, collectively, the "Reporting Persons").
Residence or business address: The principal offices of the Reporting Persons are located at 5505 Waterford District Drive, Miami, Florida 33126.
Present principal occupation or employment: LMM is the sole general partner of both MP Alpha Holdings and Miller Charitable Fund.
Criminal convictions in the last five years: None of the Reporting Persons, nor any of the officers or directors of any of the Reporting Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor any of the officers or directors of any of the Reporting Persons, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its or his being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws.
Citizenship: All of the Reporting Persons are incorporated or organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 7, 2025, Lennar Corporation ("Lennar") completed the previously announced distribution of Class A common stock and Class B common stock of the Issuer (the "Spin-Off"). Pursuant to the Spin-Off, each holder of Lennar Class A common stock or Class B common stock received one share of Class A Common Stock of the Issuer ("Class A Common Stock") or Class B Common Stock of the Issuer ("Class B Common Stock") for every two shares of Lennar Class A common stock or Class B common stock held as of the close of business on January 21, 2025. The Issuer's charter allows the holders of a majority of Class B Common Stock to elect to convert all, but not less than all, of the outstanding shares of Class B Common Stock into Class A Common Stock. The Reporting Persons collectively, currently, directly or indirectly, beneficially own 91.5% of the outstanding Class B Common Stock and consequently can cause the Class B Common Stock to elect to effect such conversion. For purposes of Section 13(d) of the Securities Exchange Act of 1934, the Class B Common Stock beneficially owned by the Reporting Persons is treated as Class A Common Stock.
LMM is the general partner of MP Alpha Holdings. MP Alpha Holdings is the holder of a majority of the partnership interests in Miller Charitable Fund and LLM is the general partner in Miller Charitable Fund.
No funds or other consideration were involved in the Reporting Persons becoming the beneficial owners of their respective shares of Class B Common Stock issued to the Reporting Persons in connection with the Spin-Off.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons becoming the beneficial owner of more than 5% of the Class A Common Stock resulted from the consummation of the Spin-Off. The Reporting Persons may occasionally elect to purchase shares of Class A Common Stock or Class B Common Stock on the open market or in a private transaction. The Charter of the Issuer contains a limitation on ownership that prohibits Stuart Miller, the controlling person of the Reporting Persons, or other members of his family from owning, beneficially or by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, greater than 12.8% in the aggregate, in value or in number of shares, whichever is more restrictive, of the outstanding shares of the Class A Common Stock or the outstanding shares of all classes or series of the Issuer's capital stock.
Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer's becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As a result of the Spin-Off, (i) MP Alpha Holdings is the beneficial owner of 10,543,663 shares of Class B Common Stock, of which LMM has shared voting and investment power and limited pecuniary interest and (ii) Miller Charitable Fund is the beneficial owner of 273,142 shares of Class B Common Stock, of which LMM has shared voting and investment power and limited pecuniary interest.
As the sole general partner of MP Alpha Holdings and Miller Charitable Foundation, LMM has the power to cause either or both of the MP Alpha Holdings and Miller Charitable Foundation to vote, or to dispose of, securities which that entity beneficially owns.
In view of what is said above, for purposes of Section 13(d) of the Securities Exchange Act of 1934, (i) LMM is the beneficial owner of a total of 10,816,805 shares of Class A Common Stock, (ii) MP Alpha Holdings is the beneficial owner of a total of 10,543,663 shares of Class A Common Stock and (iii) Miller Charitable Fund is the beneficial owner of 273,142 shares of Class A Common Stock. Based upon the information as to outstanding shares contained in the Issuer's Current Report on Form 8-K filed on February 7, 2025, the shares of Class A Common Stock of which (i) LMM is the beneficial owner constitute 6.5% of the total shares of Class A Common Stock, (ii) MP Alpha Holdings is the beneficial owner constitute 6.4% of the total shares of Class A Common Stock and (iii) Miller Charitable Fund is the beneficial owner constitute 0.2% of the total shares of Class A Common Stock.
Each share of Class B Common Stock entitles the holder to cast 10 votes, while each share of Class A Common Stock entitles the holder to cast one vote. Therefore, (i) the 10,816,805 shares of Class B Common Stock which LMM has the power to vote, entitles LMM to cast a total of 108,168,050 votes, which is 39.7% of all the votes which may be cast at a meeting of the Issuer's stockholders, (ii) the 10,543,663 shares of Class B Common Stock which MP Alpha Holdings has the power to vote entitles MP Alpha Holdings to cast a total of 105,436,630 votes, which is 38.7% of all the votes which may be cast at a meeting of the Issuer's stockholders and (iii) the 273,142 shares of Class B Common Stock which Miller Charitable Fund, has the power to vote which Miller Charitable Fund has the power to vote, entitles it to cast a total of 2,731,420 votes, which is 1.0% of all the votes which may be cast at a meeting of the Issuer's stockholders.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Since the Spin-Off, none of the Reporting Persons effected any transactions in the Company's Class A Common Stock or Class B Common Stock.
Other persons with the right to receive dividends or sale proceeds:
Stuart Miller is the sole director and officer of LMM Family Corp.
Stuart Miller, Leslie Saiontz, and Jeffrey Miller, are trustees and beneficiaries of trusts that directly or indirectly hold substantial limited partner interests in MP Alpha Holdings and the Miller Charitable Fund that together own 10,816,805 shares of Class B Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in Item 2 and Item 5(d), there are no contracts, arrangements, understandings or relationships among the Reporting Persons regarding the Company's securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement, dated as of February 14, 2025

## Signatures
- LMM Family Corp.: /s/ Stuart A. Miller, Stuart A. Miller/President (02/14/2025)
- MP Alpha Holdings LLLP: /s/ Stuart A. Miller, Stuart A. Miller/President of LMM Family Corp., its general partner (02/14/2025)
- The Miller Charitable Fund, LLLP: /s/ Stuart A. Miller, Stuart A. Miller/President (02/14/2025)